Exhibit 99.1
Endeavour International Corporation
February 28, 2011
Mr. Derek Neilson
Endeavour International Corporation
114 St. Martin’s Lane
London WC2N 4BE
United Kingdom
Dear Mr. Neilson:
In accordance with your request, we have audited the estimates prepared by Endeavour International Corporation (Endeavour), as of December 31, 2010, of the proved reserves and future revenue to the Endeavour interest in certain oil and gas properties located in the United Kingdom and the United States. Endeavour’s estimates for Bacchus Field, located in the United Kingdom, reflect a working interest of 10 percent, which is the interest owned by Endeavour prior to the February 2011 execution of the Sales and Purchase Agreement that increases their working interest in the field to 30 percent. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Endeavour. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on February 23, 2011. This report has been prepared for Endeavour’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.
The following table sets forth Endeavour’s estimates of the net reserves and future net revenue, as of December 31, 2010, for the audited properties:

Endeavour International Corporation

	Net Reserves			Future Net Revenue ($)
	Oil	NGL	Gas		Present Worth
Country/Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%
UNITED KINGDOM

Proved Developed Producing	1,055,465	26,559	497,832	42,386,138	42,264,733
Proved Developed Non-Producing	152,411	5,633	57,333	9,354,294	8,111,145
Proved Undeveloped	2,423,845	0	55,621,793	252,783,202	150,444,221

Total Proved	3,631,722	32,193	56,176,957	304,523,633	200,820,098

UNITED STATES

Proved Developed Producing	14,201	0	13,145,879	40,247,126	28,174,878
Proved Developed Non-Producing	179	0	135,431	259,404	64,602
Proved Undeveloped	44,412	0	18,495,233	28,957,851	9,507,042

Total Proved	58,792	0	31,776,543	69,464,380	37,746,522

ALL PROPERTIES

Proved Developed Producing	1,069,666	26,559	13,643,711	82,633,264	70,439,611
Proved Developed Non-Producing	152,590	5,633	192,764	9,613,697	8,175,747
Proved Undeveloped	2,468,257	0	74,117,025	281,741,053	159,951,262

Total Proved	3,690,514	32,193	87,953,500	373,988,014	238,566,620
Totals may not add because of rounding.
The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases. Monetary values shown in this report are expressed in United States dollars ($).
When compared on a field-by-field basis, some of the estimates of Endeavour are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Endeavour’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE

Endeavour International Corporation
Standards). Additionally, these estimates, in the aggregate, are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Endeavour in preparing the December 31, 2010, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Endeavour.
The estimates shown herein are for proved reserves. Endeavour’s estimates do not include probable and possible reserves that exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Oil and NGL prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For United Kingdom properties, the average Dated Brent price of $79.37 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For United States properties, the average West Texas Intermediate price of $75.96 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. All oil and NGL prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $78.89 per barrel of oil and $41.70 per barrel of NGL.
Gas prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For United Kingdom properties, the average National Balancing Point spot price of 42.49 pence per therm (equivalent to $6.591 per MMBTU) is adjusted by field for energy content, transportation fees, and regional price differentials. For United States properties, the average Henry Hub spot price of $4.376 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All gas prices are held constant throughout the lives of the properties. The average adjusted gas price weighted by production over the remaining lives of the properties is $6.142 per MCF.
Lease and well operating costs used by Endeavour are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Endeavour are included to the extent that they are covered under joint operating agreements for the operated properties. Lease and well operating costs are held constant throughout the lives of the properties. Endeavour’s estimates of capital costs are included as required for

Endeavour International Corporation
workovers, new development wells, production equipment, and abandonment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Endeavour and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Endeavour to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.
It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Endeavour with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Endeavour’s overall reserves management processes and practices.
We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Endeavour, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are

Endeavour International Corporation
independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (Scott) Rees III C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Derek F. Newton Derek F. Newton, P.E. 97689	By:	/s/ David E. Nice David E. Nice, P.G. 346
	Vice President		Vice President

Date Signed: February 28, 2011		Date Signed: February 28, 2011
DFN:KEA

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.